

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 15, 2011

<u>Via Email</u>
Mr. Michael M. Wilson
Chief Executive Officer
Agrium Inc.
13131 Lake Fraser Drive S.E.
Calgary, Alberta T2J 7E8 Canada

> **Re:** **Agrium Inc.**
> **Form 40-F for the year ended December 31, 2010**
> **Filed March 7, 2011**
> **File No. 001-14460**

Dear Mr. Wilson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief